UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
_______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

April 4, 2001

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [    ]              Form 40-F     [ X ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

FOR IMMEDIATE RELEASE

TIMING OF CREO PRODUCTS 2001 SECOND QUARTER EARNINGS

Vancouver, BC, CANADA (April 4, 2001) - Creo Products Inc. (NASDAQ - CREO, TSE - CRE) announced that financial results for the 2001 second quarter are scheduled for release on Thursday, May 3, 2001 at 4:30 pm ET.

The news release will also contain details of our conference call, which will be held on Thursday, May 3, 2001 at 5:00 pm ET. Investors will have an opportunity to listen to the live web broadcast of the 2001 second quarter earnings announcement by accessing the call at www.creo.com.

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About Creo

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; (2) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates; (3) new regions and new products may not proceed as planned and may adversely affect future revenues; (4) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected; and (5) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected. These risks and uncertainties as well as other important matters are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Creo, the Creo logo, CreoScitex, and the CreoScitex logo, are registered trademarks or trademarks of Creo Products Inc. Other products may be the registered trademarks or trademarks of their respective companies.

Contact:
Investor Relations
Vancouver, Canada
Tel: +1-604-451-2700
Email: IR@creo.com